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GAIKOKUHO JIMU BENGOSHI JIMUSHO

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tsaito@stblaw.com

September 10, 2010

BY EDGAR

Mr. John P. Nolan

Senior Assistant Chief Accountant

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington D.C., 20549-5546

U.S.A.

Re:	SEC Comment Letter dated August 27, 2010 to Mizuho Financial Group, Inc.

Dear Mr. Nolan:

We are writing this letter on behalf of our client Mizuho Financial Group, Inc. (“Mizuho,” which term shall include its consolidated subsidiaries, as the context may require), in response to your letter, dated August 27, 2010, addressed to Mr. Takashi Tsukamoto, as President and Chief Executive Officer of Mizuho, requesting information regarding the notes to consolidated financial statements on Mizuho’s annual report on Form 20-F for the fiscal year ended March 31, 2010 (the “Form 20-F”).

Mizuho has instructed us to respond to your inquiries as set forth below in this letter. Each response follows the text of the paragraph of your letter to which it relates.

Form 20-F for the fiscal year ended March 31, 2010

Consolidated Financial Statements

Notes to Consolidated Financial Statements

Note 5. Investments, page F-28

1.	We note your disclosure on page F-32 that you recorded other-than-temporary impairment on available-for-sale securities of 661,088 million yen, 462,909 million yen and 92,497 million yen for the fiscal years ended March 31, 2008, 2009 and 2010, respectively and that all other-than-temporary impairment losses were recorded through earnings in fiscal year March 31, 2010. Please tell us, and revise future filings to disclose:

•	by major security types, the nature and credit risks of the investment securities that had other-than-temporary impairment losses and explain in more detail why no other-than-temporary impairments were recorded with respect to the remaining investment securities of the same security type with similar credit risks;

Response

For the fiscal year ended March 31, 2010, Mizuho recognized in earnings other-than-temporary impairment of ¥13,997 million on debt securities and ¥78,500 million on equity securities. A significant majority of the other-than-temporary impairment losses for debt securities was attributable to the decline in the fair value of commercial mortgage-backed securities (“CMBS”) that Mizuho had the intent to sell. Approximately three quarters of such other-than-temporary impairment losses were related to CMBS with Japanese commercial mortgages as underlying assets, and the remainder was related to CMBS with foreign commercial mortgages as underlying assets. The key driver of the fair values of CMBS, and thus the principal credit risk thereof, is the fair value of the underlying assets.

On the other hand, CMBS with unrealized losses for which we did not incur other-than-temporary impairment losses were backed by Japanese commercial mortgages and primarily consisted of investment grade senior tranche securities. Mizuho did not consider these remaining CMBS to be other-than-temporarily impaired based on its expectation to recover their entire amortized cost basis, after considering various factors such as the extent to which their fair values were below their amortized costs, external rating changes and the present values of cash flows expected to be collected. Mizuho did not intend to sell such CMBS nor was it more likely than not that Mizuho would be required to sell them before recovery of their amortized cost basis.

Certain equity securities were determined not to be other-than-temporarily impaired as the length of time that their fair values were below their costs were reasonably short and/or the impairments were immaterial in amount.

Based on the above, in future filings, Mizuho plans to include substantially the following disclosure in the relevant note to its financial statements as appropriate in light of its results of operations for the relevant period:

“For the fiscal year ended March 31, 20xx, the MHFG Group recognized in earnings other-than-temporary impairment of ¥xxx million on debt securities and ¥xxx million on equity securities. The other-than-temporary impairment losses for debt securities were attributable to the decline in the fair value of xxx securities and xxx securities.

The remaining xxx securities and xxx securities with unrealized losses that were categorized in the same security type with similar credit risks were not considered other-than-temporarily impaired because the MHFG Group determined that it was expected to recover their entire amortized cost basis, after considering various factors such as xxx, xxx and xxx. The MHFG Group did not intend to sell them nor was it more likely than not that the MHFG Group would be required to sell them before recovery of their amortized cost basis. Certain equity securities were determined not to be other-than-temporarily impaired because of xxx and xxx.”

Mr. John P. Nolan

Senior Assistant Chief Accountant

September 10, 2010

•	how you determined that no credit deterioration existed of those securities for which you recorded the cumulative effect adjustment upon adoption of ASC 320;

Response

As disclosed on page F-32 of the Form 20-F, Mizuho recorded the cumulative effect adjustment upon adoption of ASC 320 for certain Japanese government bonds. The likelihood of the Japanese government defaulting on these securities is extremely low. At the time of adoption of ASC 320 (i.e., April 1, 2009), external rating agencies provided high credit ratings on Japanese government bonds, including AA by Standard & Poor’s and Aa3 by Moody’s (which was subsequently upgraded to Aa2).

Mizuho is certain that it will be able to recover the amortized cost basis of the Japanese government bonds. Mizuho respectfully does not believe it is necessary to disclose the foregoing in its future filings because it believes that investors are sufficiently familiar with the high credit quality of Japanese government bonds.

•	how you determined that all of the other-than-temporary impairment in fiscal year 2010 was credit related and thereby recorded through earnings;

Response

The other-than-temporary impairment losses on debt securities of ¥13,997 million for the fiscal year ended March 31, 2010 described above were related to securities that Mizuho had the intent to sell, primarily CMBS. Therefore, all of the other-than-temporary impairment was recognized in earnings in accordance with ASC 320-10-35-33A and ASC 320-10-35-34B, regardless of whether the other-than-temporary impairment was credit related or not.

Based on the above, in future filings, Mizuho plans to include substantially the following disclosure in the relevant note to its financial statements as appropriate in light of its results of operations for the relevant period:

“For the fiscal year ended March 31, 20xx, the other-than-temporary impairment of xxx securities was recognized in earnings, in accordance with ASC 320-10-35-33A and ASC 320-10-35-34B, because the MHFG Group had the intent to sell those securities.”

Mr. John P. Nolan

Senior Assistant Chief Accountant

September 10, 2010

•	in more detail, the methodology and inputs used to calculate the portion of the total other-than-temporary impairment that was recognized in earnings. Refer to paragraph ASC 320-10-50-8A;

Response

ASC 320-10-50-8A requires disclosure of the methodology and significant inputs used to measure the amount related to credit loss when a portion of an other-than-temporary impairment is recognized in other comprehensive income. Because all of the other-than-temporary impairment was recognized in earnings for the fiscal year ended March 31, 2010, Mizuho did not disclose the methodology and significant inputs in the Form 20-F.

•	A roll-forward table of the amounts related to credit losses recognized in earnings in accordance with paragraph ASC 320-10-50-8B; and

Response

ASC 320-10-50-8B requires disclosure of a tabular roll-forward of the amount related to credit losses recognized in earnings, when a portion of an other-than-temporary impairment is recognized in other comprehensive income. Because all of the other-than-temporary impairment was recognized in earnings for the fiscal year ended March 31, 2010, Mizuho did not disclose the tabular roll-forward in the Form 20-F.

In connection with Mizuho’s responses to the last two bullet points above, in future filings, assuming all of the other-than-temporary impairment continues to be recognized in earnings, Mizuho will explicitly state, in narrative form in the relevant note to its financial statements, that there has been no amount related to credit losses recognized in earnings on debt securities where a portion of an other-than-temporary impairment was recognized in other comprehensive income substantially as follows:

“There has been no amount related to credit losses recognized in earnings on debt securities where a portion of other-than-temporary impairment was recognized in other comprehensive income ever since the adoption of the new impairment model for debt securities on April 1, 2009.”

Mr. John P. Nolan

Senior Assistant Chief Accountant

September 10, 2010

Note 6. Loans. page F-34

2.	We note your disclosure on page F-15 that loans are designated as nonaccrual when management determines them to be impaired based on all the relevant facts and circumstances and your disclosure on page F-35 that restructured loans and loans that are 90 days or more delinquent are generally considered to be impaired. In order to bridge the gap between these disclosures, please provide us with, and enhance your disclosure in future filings to include, the following information by category for domestic and foreign loans for each reported period:

•	The amount of loans accounted for on a nonaccrual basis;

Response

All of our impaired loans were designated as nonaccrual loans. The amount of loans accounted for on a nonaccrual basis was ¥1,432,048 million as of March 31, 2009, of which the amount of domestic loans was ¥1,317,336 million and that of foreign loans was ¥114,712 million. The amount of loans accounted for on a nonaccrual basis was ¥1,404,278 million as of March 31, 2010, of which the amount of domestic loans was ¥1,274,292 million and that of foreign loans was ¥129,986 million. More detailed categorization by class of loans is disclosed in the impaired loans table on page A-10 of the Form 20-F.

In future filings, beginning with Mizuho’s annual report on Form 20-F for the fiscal year ending March 31, 2011, the amount of loans accounted for on a nonaccrual basis will be disclosed by class in the notes to its financial statements pursuant to ASU 2010-20 in a format using substantially the same class categorization as the impaired loans table on page A-10 of the Form 20-F.

•	The amount of accruing loans which are contractually past due 90 days or more as to principal and interest payments;

Response

The amount of accruing loans which are contractually past due 90 days or more as to principal and interest payments was nil as of March 31, 2009 and 2010.

Mizuho’s accounting policy provides that all of the loans which are contractually past due 90 days or more as to principal and interest payments and loans which are considered “troubled debt restructurings” as defined in ASC310-40 shall be designated as impaired loans. Because there are no exceptions to this policy contemplated by Mizuho, Mizuho will delete the word “generally” used in the phrase “… restructured loans and loans that are 90 days or more delinquent are generally considered to be impaired” (emphasis added) on page F-35 of the Form 20-F from the relevant portions of Mizuho’s future filings to avoid misunderstanding by readers.

Mr. John P. Nolan

Senior Assistant Chief Accountant

September 10, 2010

•	The amount of loans which are considered “troubled debt restructurings” as defined in ASC 310-40; and

Response

The amount of loans which are considered “troubled debt restructurings” as defined in ASC 310-40 was ¥554,362 million as of March 31, 2009, of which the amount of domestic loans was ¥508,482 million and that of foreign loans was ¥45,880 million. The amount of troubled debt restructurings loans was ¥664,325 million as of March 31, 2010, of which the amount of domestic loans was ¥591,182 million and that of foreign loans was ¥73,143 million. All of the “troubled debt restructurings” loans are accounted for on a nonaccrual basis, and thus they are included in the impaired loans table on page A-10 of the Form 20-F.

In future filings, Mizuho will state explicitly in a footnote to the table of nonaccrual loans pursuant to ASU 2010-20 that all loans that are considered “troubled debt restructurings” as defined in ASC 310-40 are accounted for on a nonaccrual basis and are included in such table.

•	The nature and extent of any loans which are not disclosed in accordance with the criteria above, but where known information about possible credit problems of borrowers causes management to have serious doubts as to the ability of such borrowers to comply with the present loan repayment terms.

Response

In cases where Mizuho’s management has serious doubts as to the ability of borrowers to comply with the present loan repayment terms based on known information about possible credit problems, such borrowers are categorized as “special attention,” “intensive control,” “substantially bankrupt” or “bankrupt.” Also, all loans to borrowers categorized as such are designated as impaired loans as described on page 95 of the Form 20-F. Accordingly, Mizuho did not have loans to such borrowers as of March 31, 2009 and 2010 other than those already designated as impaired loans.

As mentioned in Mizuho’s response to the second bullet point in comment 2, Mizuho plans to delete the word “generally” in future filings to avoid misunderstanding by readers.

Mr. John P. Nolan

Senior Assistant Chief Accountant

September 10, 2010

* * *

In connection with responding to the comments of the Staff, Mizuho acknowledges that:

•	Mizuho is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	Mizuho may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If we can be of any assistance to you in connection with your review of the responses above, please do not hesitate to contact, by fax (fax: +81-3-5562-6202) or by email, the undersigned (tsaito@stblaw.com).

Very truly yours,

/s/ Takahiro Saito
Takahiro Saito

cc:	Mizuho Financial Group, Inc.

Mr. Takashi Tsukamoto